UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,686,645 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,686,645 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,686,645 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer (as defined in this Schedule 13D) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2021 (the “8-K”) plus (ii) 3,420,236 shares of Common Stock issued pursuant to the exercise of non-voting Pre-Funded Warrants purchased by ASOF (as defined below) in connection with the Issuer’s July 29, 2021 public offering (the “Pre-Funded Warrants”).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,686,645 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,686,645 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,686,645 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,554,630 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,554,630 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,554,630 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,554,630 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,554,630 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,554,630 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,281,410* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,281,410* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,281,410* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock and (ii) 40,135 shares of Common Stock underlying Restricted Stock Units (“RSUs”) granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,281,410* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,281,410* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,281,410* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock and (ii) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,281,410* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,281,410* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,281,410* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock and (ii) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,281,410* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,281,410* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,281,410* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock and (ii) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,281,410* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,281,410* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,281,410* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock and (ii) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,281,410* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,281,410* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,281,410* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock and (ii) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,281,410* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,281,410* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,281,410* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock and (ii) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to the Pre-Funded Warrants.

This Amendment No. 13 (this “Amendment No. 13”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019, as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020, as amended by Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 12, 2020, as amended by Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on July 27, 2020, as amended by Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on February 5, 2021, as amended by Amendment No. 10 to the Original Schedule 13D filed by the Reporting Persons on February 11, 2021, as amended by Amendment No. 11 to the Original Schedule 13D filed by the Reporting Persons on July 28, 2021, and as amended by Amendment No. 12 to the Original Schedule 13D filed by the Reporting Persons on July 30, 2021 (as so amended, the “13D Filing,” and together with this Amendment No. 13, this “Schedule 13D”). Except as amended in this Amendment No. 13, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 13 as so defined, unless otherwise defined in this Amendment No. 13.

The Reporting Persons have been or currently are party to certain agreements with the Oaktree Entities, which agreements are described in Item 6 of this Schedule 13D and contemplate or contemplated, among other things, the issuance, exchange or transfer of certain securities of the Issuer (including securities convertible into or exercisable for shares of Common Stock), and certain other obligations of the Reporting Persons and the Oaktree Entities in respect of such securities. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities. The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

Items 2(a) and 2(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) This statement is being filed jointly by (i) Ares Special Situations Fund IV, L.P., (“ASSF IV”), (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) ASOF Holdings I, L.P. (“ASOF”), (iv) ASOF Investment Management LLC (“ASOF Investment Management”), (v) Ares Management LLC, (vi) Ares Management Holdings L.P. (“Ares Management Holdings”), (vii) Ares Holdco LLC (“Ares Holdco”), (viii) Ares Management Corporation (“Ares Management”), (ix) Ares Voting LLC (“Ares Voting”), (x) Ares Management GP LLC (“Ares Management GP”) and (xi) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of October 5, 2021, a copy of which is attached hereto as Exhibit 99.13.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. ASSF Operating Manager IV is the manager of ASSF IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. ASOF Investment Management is the manager of ASOF, and the sole member of ASOF Investment Management is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A to this Schedule 13D. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.

Each of the Reporting Persons (other than ASSF IV, ASOF and Ares Management LLC, in each case, solely with respect to the shares of Common Stock or vested RSUs held directly by each such Reporting Person, as applicable), the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Amendment No. 13 is filed, (i) ASSF IV directly holds 3,686,645 shares of Common Stock and (ii) ASOF directly holds 11,554,630 shares of Common Stock. Based on a further analysis, this amount excludes (i) 4,327,322 shares of Common Stock issuable upon exercise of the remaining Pre-Funded Warrants held by ASOF that are not currently exercisable because the Form of the Pre-Funded Warrant prohibits the Reporting Persons from exercising any Pre-Funded Warrant to the extent that the exercise of such Pre-Funded Warrants would result in the Reporting Persons beneficially owning more than 32% of the outstanding Common Stock of the Issuer and (ii) 49,535 shares of Common Stock issuable pursuant to certain anti-dilution warrants, the terms of which provide that ASSF IV and ASOF may receive additional shares of the Issuer’s Common Stock upon certain exercises of securities held by other shareholders, which shares underlying the Pre-Funded Warrants and anti-dilution warrants were included in the beneficial ownership calculation reported in Amendment No. 12 to 13D Filing. Ares Management LLC directly holds 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board, which vested on March 26, 2021. This amount excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board that will vest on March 26, 2022, the one-year anniversary of the grant date.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the applicable ownership percentages reported in this Amendment No. 13 are based on: (i) 44,334,172 shares of Common Stock outstanding as of August 2, 2021 as disclosed by the Issuer in its 8-K plus (ii) 3,420,236 shares of Common Stock issued pursuant to Pre-Funded Warrants.

(c) Transactions within the past 60 days.  On October 3, 2021, ASOF exchanged 3,420,267 Pre-Funded Warrants for 3,420,236 shares of Common Stock in a cashless exercise. Except for the information set forth in this Amendment No. 13, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 12 to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following disclosure after the last paragraph under the heading “Transaction Agreement”:

On September 23, 2021, the waiting period under the HSR Act expired. Accordingly, ASOF is required to promptly exercise any Pre-Funded Warrants, subject to the requirement that the Reporting Persons will not beneficially own more than 32% of the issued and outstanding Common Stock.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 99.13	Joint Filing Agreement, dated as of October 5, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2021

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.13	Joint Filing Agreement, dated as of October 5, 2021, by and among the Reporting Persons.